Exhibit 99.155

September 16, 2024

DeFi Technologies Inc. (formerly Valour Inc.)

65 Queen St W, 9th Floor,

Toronto, ON,

M5H 2M5

Re: Auditor Consent for 40-F Filing

Dear Mr. Olivier Roussy-Newton, Chairman of the BOD and Mr. Ryan Ptolemy, CFO:

We consent to the use of our report to the shareholders of DeFi Technologies Inc. dated April 1, 2024 on the financial statements of DeFi Technologies Inc., which comprise the consolidated statements of financial position as at December 31, 2023, and the consolidated statements of loss and comprehensive loss, consolidated statements of cash flows and consolidated statements of changes in shareholders equity (deficiency) for the year then ended, and notes to the financial statements, including material accounting policy information, in the Form 40-F to be filed by DeFi Technologies Inc, with Securities and Exchange Commission on EDGAR on or about September 16, 2024.

Yours truly,

Signed	“Harpreet Dhawan”
Harpreet Dhawan CPA, CA
HDCPA Professional Corporation
Chartered Professional Accountants
Licensed Public Accountants

www.hdcpa.ca | 647-793-8100
5250 Solar Drive, Suite 206, Mississauga, ON, L4W 0G4
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